SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

EXCELLIGENCE LEARNING CORPORATION

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

300 684 107

(CUSIP Number)

Ronald Elliott, Chief Executive Officer

Excelligence Learning Corporation

2 Lower Ragsdale Drive, Suite 200

Monterey, California 93940

(831) 333-2000

copies to:

Jeffrey L. Kateman, Esq.

Latham & Watkins LLP

633 West Fifth Street, Suite 4000

Los Angeles, California 90071

(213) 485-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 Pages

CUSIP No. 300 684 107	13D	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald Elliott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,318,004* 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,318,004* 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,318,004*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%*
14	TYPE OF REPORTING PERSON IN

*	See Item 5 herein.

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed to amend and restate certain items in the statement on Schedule 13D filed by Ronald Elliott (the “Reporting Person”) on May 11, 2001 with respect to the common stock, par value $.01 per share (the “Common Stock”) of Excelligence Learning Corporation, a Delaware corporation (the “Issuer”). Only those items contained in this Amendment are being amended and restated; the remaining items contained in the Schedule 13D filed on May 11, 2001 are unchanged by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows:

On April 30, 2001, the combination (the “Combination”) of Earlychildhood LLC, a California limited liability company (“Earlychildhood”), and SmarterKids.com, Inc., a Delaware corporation (“SmarterKids”), was consummated pursuant to the terms and subject to the conditions set forth in the Contribution Agreement and Plan of Reorganization and Merger, dated November 14, 2000, as amended (together with the schedules and exhibits attached thereto, the “Combination Agreement”), by and among Earlychildhood, SmarterKids, the Issuer and S-E Educational Merger Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”). A copy of the Combination Agreement, as amended, is attached hereto as an exhibit and incorporated herein by reference. In the Combination, (i) the holders of outstanding membership interests in Earlychildhood contributed all of their membership interests to the Issuer in exchange for shares of Common Stock pursuant to an exchange ratio set forth in the Combination Agreement and, as a result, Earlychildhood became a wholly-owned subsidiary of the Issuer and (ii) Merger Sub was merged with and into SmarterKids, with SmarterKids surviving and becoming a wholly-owned subsidiary of the Issuer and each issued and outstanding share of SmarterKids common stock being converted into the right to receive one-eighth of a share of Common Stock. Immediately following the Combination, the former holders membership interests in Earlychildhood, including QTL Corporation (“QTL”), and options to purchase membership interests in Earlychildhood owned approximately two-thirds of the outstanding Common Stock and the former holders of outstanding common stock of SmarterKids and options and warrants to purchase shares of common stock of SmarterKids owned approximately one-third of the outstanding Common Stock.

On April 30, 2001, QTL liquidated and, in connection therewith, distributed the shares of Common Stock held by QTL to all of QTL’s shareholders in proportion to each shareholder’s ownership interest in QTL (the “Liquidation”). Such distribution included the distribution of 1,353,677 shares of Common Stock (the “Initial Shares”) to the Reporting Person. Prior to the effectiveness of the Combination, QTL was a holder of membership interests in Earlychildhood. The Initial Shares held by the Reporting Person were issued to QTL on April 30, 2001 in a private placement transaction exempt from registration under the Securities Act of 1933, as amended.

On June 7, 2004, the Reporting Person transferred beneficial ownership of an aggregate of 94,835 shares of Common Stock in three private transactions, in each case as a bona fide gift for no monetary consideration. The Common Stock is currently listed on the Nasdaq SmallCap Market and has been registered under the Securities Exchange Act of 1934, as amended.

Except in his capacity as Chief Executive Officer and a member of the Board of Directors of the Issuer, the Reporting Person does not have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person will continue to review the business of the Issuer and may in the future propose that the Issuer take one or more of such actions.

Item 5.	Interest in Securities of the Issuer.

Items 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) The Reporting Person is the beneficial owner of 1,318,004 shares of Common Stock (the “Shares”), which represents 15.1% of the outstanding shares of Common Stock (based on 8,756,287 shares of Common Stock outstanding as of May 7, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as filed with the Commission on May 11, 2004). The Reporting Person has the sole power to vote and dispose of the Shares.

(c) In addition to the dispositions described in Item 4 hereof, during the past 60 days, the Reporting Person has effected the following transactions in the Common Stock, each of which was reported on a Form 4 filed with the Commission on May 17, 2004:

(i) On May 17, 2004, the Reporting Person purchased 300 shares of Common Stock on the open market for $5.50; and

(ii) On May 17, 2004, the Reporting Person purchased 500 shares of Common Stock on the open market for $5.55.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person is a party to an Amended and Restated Registration Rights Agreement dated June 30, 2001, among the Issuer and the stockholders of the Company identified on the signature pages thereto (the “Registration Rights Agreement”) pursuant to which the Reporting Person has certain rights with respect to the registration under the Securities Act of the shares of Common Stock owned by him. A copy of the Registration Rights Agreement is attached hereto as an exhibit and incorporated herein by reference.

The Reporting Person is party to an Employment Agreement, dated as of June 28, 2002, with the Issuer. A copy of the Employment Agreement is attached hereto as an exhibit and incorporated herein by reference.

Other than the Registration Rights Agreement and the Employment Agreement, the Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer of the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies).

Item 7.	Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1	Contribution Agreement and Plan of Reorganization and Merger, dated November 14, 2000, by and among Earlychildhood LLC, SmarterKids.com, Inc., the Issuer and S-E Educational Merger Corp. (incorporated by reference from Annex A to the Proxy-Statement Prospectus contained in Part I of Post-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on April 27, 2001 (File No. 333-53454)).

Exhibit 2	Amendment No. 1 to Contribution Agreement, dated March 14, 2001, by and among Earlychildhood LLC, SmarterKids.com, Inc., the Issuer and S-E Educational Merger Corp. (incorporated by reference from Annex A-1 to the Proxy-Statement Prospectus contained in Part I of Post-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on April 27, 2001 (File No. 333-53454)).

Exhibit 3	Amended and Restated Registration Rights Agreement, dated June 30, 2001, by and among the Issuer and the stockholders of the Issuer listed on the signature pages thereto (incorporated by reference from the Issuer’s Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2001, filed with the Commission on August 15, 2001 (File No. 000-32613)).

Exhibit 4	Employment Agreement, dated as of June 28, 2002, by and between the Issuer and the Reporting Person (incorporated by reference from the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002 (File No. 000-32613)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2004

By:	/s/ RONALD ELLIOTT
Name:	Ronald Elliott